UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File No. 001-35531

TAHOE RESOURCES INC.
(Translation of registrant's name into English)

5310 Kietzke Lane, Suite 200, Reno, NV 89511
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [  ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(1) [  ]

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(7) [  ]

SUBMITTED HEREWITH

Exhibits
99.1	Notice of Meeting of Shareholders and Management Information Circular
99.2	Notice of Abridgement
99.3	Form of Proxy

EXPLANATORY NOTE

This Current Report on Form 6-K/A amends the Current Report on Form 6-K of Tahoe Resources Inc. (the “Company”) filed on January 14, 2016 (the “Original Report”). The Original Report contained an inadvertent error in the table presented for explanation of Cash and All-In Sustaining Costs calculations on page eight. This has been revised.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAHOE RESOURCES INC.

Date: March 10, 2016

/s/Edie Hofmeister
Edie Hofmeister
VP Corporate Affairs